UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-35126

21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road,

Chaoyang District

Beijing 100016

The People’s Republic of China

(86 10) 8456 2121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

21Vianet Priced the Offering of RMB1 Billion Bonds

On March 15, 2013, 21Vianet Group, Inc. (“21Vianet” or the “Company”) priced the offering of RMB1 billion (equivalent to US$160.9 million1) in aggregate principal amount of bonds due 2016 at a coupon rate of 7.875% per annum (the “Bonds”). The Bonds are denominated in RMB and are being offered outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended.

Interest on the Bonds is payable semi-annually in arrears on, or nearest to, March 22 and September 22 in each year, beginning September 22, 2013. The Bonds are not rated.

The Company intends to use the Bond proceeds for data center expansion and other general corporate purposes.

The Bonds have been approved in principle to be listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited (the “SGX-ST”). Admission of the Bonds to the Official List of SGX-ST is not to be taken as an indication of the merits of the Company and its subsidiary or affiliated entities or the Bonds.

The Company expects to close the Bonds offering on or about March 22, 2013, subject to the satisfaction of customary closing conditions.

The filing of this Form 6-K shall not constitute an offer to sell or a solicitation of an offer to purchase any of the Bonds, and shall not constitute an offer, solicitation or sale of the Bonds in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This Form 6-K contains information about the pending offering of the Bonds, and there can be no assurance that the offering will be completed.

[1]	Based on the noon buying rate of RMB6.2145 to US$1.00 in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board as of March 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.

By :	/s/ Shang-Wen Hsiao
Name:	Shang-Wen Hsiao
Title:	President and Chief Financial Officer

Date: March 18, 2013